

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 1, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Wayne Thaw
Chief Executive Officer
TNR Technical, Inc.
301 Central Park Drive
Sanford, FL   32771

> **Re: TNR Technical, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 0-13011**

Dear Mr. Thaw:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief